July 20, 2005

Mr. Joseph J. Roesler
Senior Accountant
Securities and Exchange Commissions
Mail Stop 6010
Washington, D.C. 20549

Re:   PAULA Financial
     Item 4.01 Form 8-K
     Filed June 16, 2005
     File No. 000-23181

Dear Mr. Roesler:

In response to your comment letter dated June 20, 2005, reference is made to the amended Form 8-K filed by the Company on June 20, 2005.

In addition, the Company acknowledges the following:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly at (626) 844-7500 if you have any additional questions.

Sincerely,

/s/ Deborah S. Maddocks

Deborah S. Maddocks
Vice President - Finance